Exhibit 99.1

« Nine years as a Fish Investor » Geveran Trading – Tor Olav Trøim - Leading the blue revolution DOC 2 : EXH 99.1

Forward looking statements 2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the completion and capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

marineharvest

Fredriksen Fish & Ships



THE SEATANKERS GROUP

	Seadrill	Frontline 2012	Ship Finance	Golar LNG	Golden Ocean	Marine Harvest	Aktiv Kapital	Other investments
Ownership	24%	46%	37%	47%	41%	31%	100%	
Mcap	22,079	1 468	1,322	2,953	595	3,619	NA	• TUI AG (15%)
Empl	7,900	1	7	536	476	10,200	NA	• Private Equity
Sales	4,478	141	716	412	230	2,699	NA	• Public equity
EBITDA	2,359	50	585	298	100	232	NA	• Fixed income
Est	2005	2012	2003	2000	2004	2005	1997	

	Seadrill Partn.	NADL	Archer	Golar LNG Partn.	Frontline	Deep Sea Supply	North. Offshore	Arcadia
Ownership	76%	73%	48%	51%	35%	40%	34%	49%
Mcap	1,261	2,170	492	1,823	186	214	228	NA
Empl	663	1,400	8,300	175	1,040	546	490	NA
Sales	724	1,045	2,195	287	668	124	122	NA
EBITDA	377	567	222	229	158	50	61	NA
Est	2012	2011	2008	2011	1996	2005	2000	2006

Our Philosophy

- Keep it Simple and Focused
- Lean & Efficient Management Teams
- Define where we are in the cycle
- Consolidation & Economy of Scale works
- Build Credibility with Customers, Investors & Financiers
- Think and act like an Investor
- Spread the risk – Build portfolio in Holding
- No Debt in Holding
- Good cash position in Holding to protect existing portfolio and take up new opportunities

• Values in MUSD, Sales and EBITDA is 2013 numbers, Mcap as of Feb 2014

2005: Cashing in on a cyclical peak – looking for a cyclical opportunity 4 * Shareprice including distributed dividend 1996 1998 2000 2002 2004 2006 Shareprice development 1996 - 2006 1996 1998 2000 2002 2004 2006 USD* 0 10 20 30 40 50 60 70 80 90 0 50 100 150 200 250 NOK

Solid salmon experience 5 §. and an aggressive CEO. The original half page research – and simple math

Consolidation – It has happened before 6 §. « We have evidence that more than a hundred labels existed in Germany in the 1920s, of which barely more than a dozen survived during the 1930s. The big record company Kuchenmeister become the victim of its rapid expansion. By the end of July 1931 Dutch and German banks which were main creditors rescinded their credit lines and only two days later their subsidiary, Ultraphone, terminated their payments. Telefunken Platten GmBh purchased Ultraphone from the bankruptcy assets. This is how Telefunken advanced almost overnight to become one of the world’s largest record companies.» From the book : Creativity and Innovation in the Music Industry by Peter Tschmuck.

We acted fast 7

They said we couldn’t do it 8

-so we tried 9 §. 2005 §. Geveran Trading purchase 48% of Pan Fish (NOK ~800 m) §. Geveran Trading purchase 26% of Fjord Seafood (NOK 440m) §. 2006 §. Pan Fish acquires Marine Harvest NV from Nutreco/Stolt Group (EV EUR 1,325m) §. Pan Fish takes Fjord Seafood ASA private §. 2007 -2009 §. Focus on integrating the new Group §. Biological meltdown in Chile causes accumulated losses of EUR 500m §. 2009 – Lerøy elected Vice Chairman §. 2010/11 §. Aarskog appointed CEO and large management reshuffle §. Reorganisation into Farming/Sales & Marketing §. Accumulated dividends of NOK 5bn §. 2012/13 §. Acquisition of Morpol §. Decision to commence construction of feed plant in Norway.

-and it worked 10 Value creation

MHG Grows fast – In a fast growing market with significant opportunities for further growth 11 CAGR 8% CAGR 6%

1. Experienced Management produce cost-effecient and better fish 12

13 Canada Volume: 28 000 Chile Volume: 56 000 Faroe Islands Volume: 9 000 Scotland Volume: 50 000 Ireland Volume: 8 000 Norway Region North Volume: 62 000 Norway Region Mid Volume: 59 000 Norway Region West Volume: 77 000 Norway Region South Volume: 56 000 2. Marine Harvest farming regions – risk management

3a. Vertical Integration – Fish Feed 14 §. Problem: Strong development in feed prices has led to increasing production cost §. Feed industry highly consolidated §. Solution: §. Build 220 thousand tonnes capacity – 60% of MHG requirement in Norway §. ~NOK 800m investment – Completion July 2014.

3b. Vertical Integration – Morpol Aquisition 15 §. Industry far too fragmented §. Solution: Acquired Morpol to gain economies of scale

3. MHG – 2014 Vertical Integrated Leading position across the value chain 16 Bilder 220 thousand tonnes vs. global production of ~2.6m Marine Harvest business areas #4 #1 #1 405 thousand tonnes vs. global production of c.1.85m (22%) Global sales network Leading position in VAP Focus areas: Successful construction and implementation by July 2014 Acquisitive growth in Norway and Chile Integration of Morpol Restructuring programme in VAP Organic growth in VAP Position: Bilder Bilder

4. SIZE MATTERS! §. SIZE creates flexibility to serve our large customers better §. SIZE reduces risk §. SIZE gives some purchasing power §. SIZE and a strong VAP division creates flexibility 17

5. Fish & Finance §. Bilde fra NYSE åpning with Alf Helge with Fish + Cocktail Party 18

Critical lessons learned 19 §. Fish farming is a cyclical industry – Don’t use too much leverage §. Don’t be too ambitious §. Some of our best decisions have been not to move §. If you feel good – hangover is just around the corner - Expect the unexpected §. Production of salmon is a very efficient protein converter §. Don’t mess up the regulations in Norway and make it into Chile II

Where do we go from here? 20 §. Be good at what we are good at do more of the same – sustainable growth §. Create your own destiny – try to control your biology better §. Offer services others can’t offer logistically §. Chile? – We are not paying NOK 50 for capacity bought at NOK 25 a year ago when the whole industry is in disarray and MHG operate at 50% capacity utilisation §. Produce cost efficient healthy fish §. Time to look at other species? Not sure §. Time to start branding and marketing

Time to move from Cocktail Parties 21 to Professional Branding

Source: Visualization from Gapminder World, powered by Trendalyzer from www.gapminder.org. Population Growth

Source: UN 2004 projections Population Growth

Development so far 24 §. In Q2 2005 PAN FISH was a small distressed loss making fish farmer with approximately 2,400 employees and majority owned by the creditors §. In Q4 2013 Pan Fish’s successor, Marine Harvest, with 10,200 employees fed approximately 6 million people with 1 million kilos of salmon every day and made approximately NOK 10 million in operating cashflow per day even Sundays §. Company transformed from high to low cost producer through good management and scale §. The prices and share prices are cyclical, but we can use the profits to continue to build a better company who can feed significantly more of a fast growing population with affordable healthy food and make even more profit in the next cycle. §. That’s what I call a MEGA TREND